UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

1	Names of Reporting Persons Harrison I. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,213,672

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,213,672

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,213,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Jennifer W. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 363,888

	8	Shared Voting Power 1,515,366

	9	Sole Dispositive Power 363,888

	10	Shared Dispositive Power 1,515,366

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,254

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Charles E. Brinley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,019

	8	Shared Voting Power 448,443

	9	Sole Dispositive Power 26,019

	10	Shared Dispositive Power 448,443

11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Margot M. Brinley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 201,893

	8	Shared Voting Power 272,569

	9	Sole Dispositive Power 201,893

	10	Shared Dispositive Power 272,569

11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Justin W. Daab

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,871

	8	Shared Voting Power 384,368

	9	Sole Dispositive Power 7,871

	10	Shared Dispositive Power 384,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,239

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Leonard A. Gail

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 211,972

	8	Shared Voting Power 1,588,103

	9	Sole Dispositive Power 211,972

	10	Shared Dispositive Power 1,588,103

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,075

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Amy M. Heinrich

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 116,842

	8	Shared Voting Power 246,550

	9	Sole Dispositive Power 116,842

	10	Shared Dispositive Power 246,550

11	Aggregate Amount Beneficially Owned by Each Reporting Person 363,392

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Benjamin J. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,264

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,264

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,264

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Maxine M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 840,642

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 840,642

11	Aggregate Amount Beneficially Owned by Each Reporting Person 840,642

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Peter M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,264

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,264

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,264

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas B. Hunter III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 813,555

	8	Shared Voting Power 27,087

	9	Sole Dispositive Power 813,555

	10	Shared Dispositive Power 27,087

11	Aggregate Amount Beneficially Owned by Each Reporting Person 840,642

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas B. Hunter IV

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 362,341

	8	Shared Voting Power 147,087

	9	Sole Dispositive Power 362,341

	10	Shared Dispositive Power 147,087

11	Aggregate Amount Beneficially Owned by Each Reporting Person 509,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.7%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas R. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,336

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,336

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Tscharner D. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,336

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,336

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Willard M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 303,515

	8	Shared Voting Power 153,351

	9	Sole Dispositive Power 303,515

	10	Shared Dispositive Power 153,351

11	Aggregate Amount Beneficially Owned by Each Reporting Person 456,866

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons James P. Kastenholz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,792

	8	Shared Voting Power 1,789,462

	9	Sole Dispositive Power 89,792

	10	Shared Dispositive Power 1,789,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,254

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Adeline M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 99,272

	8	Shared Voting Power 235,703

	9	Sole Dispositive Power 99,272

	10	Shared Dispositive Power 235,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 334,975

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Harold M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 225,516

	8	Shared Voting Power 109,459

	9	Sole Dispositive Power 225,516

	10	Shared Dispositive Power 109,459

11	Aggregate Amount Beneficially Owned by Each Reporting Person 334,975

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Helen H. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 311,470

	8	Shared Voting Power 246,550

	9	Sole Dispositive Power 311,470

	10	Shared Dispositive Power 246,550

11	Aggregate Amount Beneficially Owned by Each Reporting Person 558,020

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Lois L. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,818

	8	Shared Voting Power 254,421

	9	Sole Dispositive Power 137,818

	10	Shared Dispositive Power 254,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,239

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Leo A. Smith

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,753,390

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,753,390

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Heather A. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 354,610

	8	Shared Voting Power 1,398,780

	9	Sole Dispositive Power 354,610

	10	Shared Dispositive Power 1,398,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Robin M. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 189,323

	8	Shared Voting Power 1,610,752

	9	Sole Dispositive Power 189,323

	10	Shared Dispositive Power 1,610,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,075

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person IN

This Amendment No. 9 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans (collectively, the “Original Reporting Persons”) on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, Amendment No. 3 thereto filed on August 9, 2010, Amendment No. 4 thereto filed by the Original Reporting Persons and those additional reporting persons identified therein (collectively, the “Amendment No. 4 Reporting Persons”) on February 14, 2011, Amendment No. 5 thereto filed by the Amendment No. 4 Reporting Persons and those additional reporting persons identified therein (collectively, the “Reporting Persons”) on April 6, 2011, Amendment No. 6 thereto filed on December 9, 2011, Amendment No. 7 thereto filed on January 31, 2012 and Amendment No. 8 thereto filed on August 14, 2013 (the Schedule 13D, as so amended, the “Schedule 13D”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 9550 West Higgins Road, Rosemont, Illinois 60018. As described herein, the primary purpose of this Amendment No. 9 is to supplement the Schedule 13D with information regarding the execution of certain agreements by the Reporting Persons in conjunction with the amendment of that certain Agreement and Plan of Merger, dated as of July 14, 2013 (the “Merger Agreement”), by and between the Issuer and MB Financial, Inc., a Maryland corporation (“MB Financial”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

On June 30, 2014, the Issuer and MB Financial entered into an amendment (the “Amendment”) to the Merger Agreement.  The Amendment extends the date after which either the Issuer or MB Financial may terminate the Merger Agreement if the merger of the Issuer with and into MB Financial (the “Merger”) has not yet occurred (the “Termination Date”), from June 30, 2014 to September 30, 2014, provided that the Termination Date may be extended beyond September 30, 2014 one or more times, but not to a date later than December 31, 2014, by either the Issuer or MB Financial if the only condition to the closing of the Merger that has not been satisfied by the tenth day prior to the then-current Termination Date is the receipt of a requisite regulatory approval.

Concurrent with entering into the Amendment, the Reporting Persons and certain other principal stockholders of the Issuer owning approximately 50% of the outstanding shares of Issuer common stock and Issuer nonvoting convertible preferred stock in the aggregate (collectively, the “Principal Stockholders”), entered into a letter agreement (the “Escrow Letter Agreement”) with MB Financial, pursuant to which the Principal Stockholders have agreed to be responsible for repayment of certain restitution payments (the “Restitution Payments”) made pursuant to that certain Order to Cease and Desist and Order of Assessment of Civil Money Penalty Issued Upon Consent Pursuant to the Federal Deposit Insurance Act and the Illinois Banking Act, As Amended (the “Consent Order”), effective as of June 26, 2014, between Cole Taylor Bank (the “Bank”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the State of Illinois Department of Financial and Professional Regulation, Division of Banking (the “IDFPR”).  The Consent Order resolves certain matters between the Bank, on the one hand, and the Federal Reserve Board and the IDFPR, on the other, with respect to the checking account opening process associated with the Bank’s former deposit program relationship with an organization that provides electronic financial disbursements and payment services to the higher education industry (the “Former Counterparty”), which the Federal Reserve Board and IDFPR assert constituted a deceptive practice in violation of Section 5 of the Federal Trade Commission Act.  Among other things, the Order: (i) assessed civil money penalties on the Bank of $3,510,000 by the Federal Reserve Board and $600,000 by the IDFPR; and (ii) imposed a secondary obligation on the Bank to make Restitution Payments to account holders affected by the violation to the extent any such restitution that the Former Counterparty is ordered by the Federal Reserve Board to pay is not satisfied by the Former Counterparty, subject to a maximum of the lesser of (a) $30,000,000 or (b) the total amount of such restitution that relates to fees collected by the Former Counterparty from affected account holders between May 4, 2012 and June 30, 2014.

Pursuant to the Escrow Letter Agreement, the Principal Stockholders have agreed to be responsible for 60% of the Restitution Payments made by the Bank or MB Financial Bank, N.A. (“MB Financial Bank”), as successor to the Bank, pursuant to the Consent Order, calculated on an after-tax basis if MB Financial realizes a tax benefit therefrom.  During the four-year period after the closing of the Merger, the payment obligation of the Principal Stockholders will be secured by their deposit into escrow of cash or a letter of credit.  The Principal Stockholders, other than two funds whose obligations represent approximately 15% of the total obligations of all Principal Stockholders, will remain obligated for an additional four years on an unsecured basis.  The two funds will remain obligated on an unsecured basis for an additional three years.  Aside from the Principal Stockholders, no stockholders of the Issuer are subject to the provisions of the Escrow Letter Agreement, and the form, timing and amount of merger consideration to be paid to all stockholders of the Issuer, aside from the Principal Stockholders, in conjunction with the Merger will not be not affected by the Escrow Letter Agreement.

If, for any reason, MB Financial Bank recovers all or any portion of a Restitution Payment for which it received a disbursement from the escrowed funds, or a separate payment from the Principal Stockholders pursuant to the Escrow Letter Agreement, MB Financial Bank will distribute to the Principal Stockholders, on a pro rata basis, 60% of MB Financial Bank’s net after-tax recovery, including reasonable third-party expenses incurred by MB Financial Bank relating to the recovery.

In a related matter, concurrently with the execution of the Amendment and the Escrow Letter Agreement, the Issuer and MB Financial entered into a letter agreement under which each company agreed that none of the approval, execution or official issuance or entry of the Consent Order will constitute a “Material Adverse Effect” pursuant to the Merger Agreement.  The companies further agreed that, solely for purposes of determining any Material Adverse Effect, the liability or obligation, damage, cost or expense of the Bank imposed by, or otherwise relating to, the Consent Order will be limited to the sum of $4,710,000 and 40% of any Restitution Payments ordered or requested by the Federal Reserve Board to be paid, or actually paid, by the Bank prior to the closing of the Merger.

Except as otherwise indicated herein or as contemplated by the Merger Agreement, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed, however, each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a) - (b) The following table sets forth for each of the Reporting Persons: (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on June 30, 2014; and (ii) the percentage of the outstanding Common Stock that such number represents.  Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power, as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares.  The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power. Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons.  The applicable percentage ownership for each person listed below is based upon the sum of: (i) 29,365,677 shares of Common Stock outstanding as of June 30, 2014, as provided by the Issuer; and (ii) the shares of Common Stock subject to FIC Warrant beneficially owned by the appropriate Reporting Persons.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		FIC Warrants (1)	Total	Percent
Harrison I. Steans	2,213,672		—	2,213,672	7.5%

Jennifer W. Steans	1,373,775	(2)	505,479	1,879,254	6.3%

Charles E. Brinley	474,462	(3)	—	474,462	1.6%

Margot M. Brinley	474,462	(3)	—	474,462	1.6%

Justin W. Daab	392,239	(4)	—	392,239	1.3%

Leonard A. Gail	1,294,596	(5)	505,479	1,800,075	6.0%

Amy M. Heinrich	363,392	(6)	—	363,392	1.2%

Benjamin J. Hunter	6,264		—	6,264	*

Maxine M. Hunter	840,642	(7)	—	840,642	2.9%

	Common Shares Beneficially Owned
Reporting Person	Common Shares		FIC Warrants (1)	Total	Percent
Peter M. Hunter	6,264		—	6,264	*

Thomas B. Hunter III	840,642	(7)	—	840,642	2.9%

Thomas B. Hunter IV	509,428	(8)	—	509,428	1.7%

Thomas R. Hunter	3,336		—	3,336	*

Tscharner D. Hunter	3,336		—	3,336	*

Willard M. Hunter	456,866	(9)	—	456,866	1.6%

James P. Kastenholz	1,373,775	(2)	505,479	1,879,254	6.3%

Adeline S. Morrison	334,975	(10)	—	334,975	1.1%

Harold M. Morrison	334,975	(10)	—	334,975	1.1%

Helen H. Morrison	558,020	(11)	—	558,020	1.9%

Lois L. Morrison	392,239	(4)	—	392,239	1.3%

Leo A. Smith	1,247,911	(12)	505,479	1,753,390	5.9%

Heather A. Steans	1,247,911	(12)	505,479	1,753,390	5.9%

Robin M. Steans	1,294,596	(5)	505,479	1,800,075	6.0%

*	Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.
(1)

Comprised of 505,479 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $19.78 per share, over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power.  As previously described in the Schedule 13D, the FIC Warrant will be canceled in exchange for a cash payment in conjunction with the consummation of the Merger.

(2)

Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 89,792 shares of Common Stock beneficially owned by Mr. Kastenholz individually; (iii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iv) 26,794 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 363,888 shares of Common Stock beneficially owned by Ms. Steans individually; (vi) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (vii) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), (vi) and (vii) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), (vi) and (vii) hereof.

(3)

Comprised of shares held as follows: (i) 201,893 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually; (ii) 26,019 shares of Common Stock beneficially owned by Mr. Brinley individually; and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.

(4)

Comprised of shares held as follows: (i) 137,818 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daab) individually; (ii) 7,871 shares of Common Stock beneficially owned by Mr. Daab individually; and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(5)

Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 189,323 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; (v) 211,972 shares of Common Stock beneficially owned by Mr. Gail individually; and (vi) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (vi) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.

(6)

Comprised of shares held as follows: (i) 116,842 shares of Common Stock beneficially owned by Ms. Heinrich individually; and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.

(7)

Comprised of shares held as follows: (i) 813,555 shares of Common Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; and (ii) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.

(8)

Comprised of shares held as follows: (i) 362,341 shares of Common Stock beneficially owned by Mr. Hunter individually; (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iii) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(9)

Comprised of shares held as follows: (i) 303,515 shares of Common Stock held by Mr. Hunter directly; (ii) 6,264 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iv) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii), (iii) and (iv) hereof.

(10)

Comprised of shares held as follows: (i) 225,516 shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; (ii) 99,272 shares of Common Stock beneficially owned by Ms. Morrison individually; and (iii) 10,187 shares of Common Stock held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof and Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(11)

Comprised of shares held as follows: (i) 311,470 shares of Common Stock beneficially owned by Ms. Morrison individually; and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.

(12)

Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 393,897 shares of Common Stock held by PCB Limited Partnership, of which Ms. Steans is one of three general partners; (iii) 354,610 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (v) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), and (v) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 7,971,803 shares of Common Stock, or approximately 26.69% of the Common Stock outstanding.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c)  No Reporting Person has effected any transaction with respect to any Issuer securities in the past 60 days.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described under Item 4, which such information is incorporated by reference into this Item 6, on June 30, 2014, concurrently with the execution of the Amendment, the Reporting Persons, together with the other Principal Stockholders, entered into the Escrow Letter Agreement with MB Financial, pursuant to which the Principal Stockholders have agreed to be responsible for repayment of 60% of the Restitution Payments made by the Bank or MB Financial Bank, as successor to the Bank, under the Consent Order.  The Escrow Letter Agreement provides that, during the four-year period after the closing of the Merger, the payment obligation of the Principal Stockholders will be secured by their deposit into escrow of cash or a letter of credit.  The Principal Stockholders, other than two funds whose obligations represent approximately 15% of the total obligations of all Principal Stockholders, will remain obligated for an additional four years on an unsecured basis.  The two funds will remain obligated on an unsecured basis for an additional three years.  If, for any reason, MB Financial Bank recovers all or any portion of a Restitution Payment for which it received a disbursement from the escrowed funds, or a separate payment from the Principal Stockholders pursuant to the Escrow Letter Agreement, MB Financial Bank will distribute to the Principal Stockholders, on a pro rata basis, 60% of MB Financial Bank’s net after-tax recovery, including reasonable third-party expenses incurred by MB Financial Bank relating to the recovery.  Aside from the Principal Stockholders, no stockholders of the Issuer are subject to the provisions of the Escrow Letter Agreement, and the form, timing and amount of merger consideration to be paid to all stockholders of the Issuer, aside from the Principal Stockholders, in conjunction with the Merger will not be not affected by the Escrow Letter Agreement.

Item 7. Material to be Filed as Exhibits

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: July18, 2014

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Charles E. Brinley*	Name:	Margot M. Brinley*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Justin W. Daab*	Name:	Leonard A. Gail*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Amy M. Heinrich*	Name:	Benjamin J. Hunter*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Maxine M. Hunter*	Name:	Peter M. Hunter*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Thomas B. Hunter III*	Name:	Thomas B. Hunter IV*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Thomas R. Hunter*	Name:	Tscharner D. Hunter*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Willard M. Hunter*	Name:	James P. Kastenholz*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Adeline S. Morrison*	Name:	Harold M. Morrison*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Helen H. Morrison*	Name:	Lois L. Morrison*

By:	/s/ Jennifer W. Steans	By:	/s/ Jennifer W. Steans
Name:	Leo A. Smith*	Name:	Heather A. Steans*

By:	/s/ Jennifer W. Steans
Name:	Robin M. Steans*

* Executed by Jennifer W. Steans, as attorney-in-fact for each applicable Reporting Person, pursuant to a Power of Attorney executed by each Reporting Person, a form of which is attached hereto as Exhibit 2.

EXHIBIT INDEX

Number	Description

1.

Joint Filing Agreement, dated as of April 6, 2011 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 6, 2011).

2.	Form of Power of Attorney, dated as of June 25, 2014.

3.

Amendment, dated as of June 30, 2014, to Agreement and Plan of Merger, dated as of July 14, 2013, by and between MB Financial and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2014).

4.

Letter Agreement, dated as of June 30, 2014, by and between MB Financial and the Issuer (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2014).

5.

Letter Agreement, dated as of June 30, 2014, by and between the Reporting Persons and MB Financial (incorporated by reference to Exhibit 10.1 to MB Financial’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2014).